PIMCO ETF Trust

Supplement Dated March 7, 2017 to the
ActivelyManaged ExchangeTraded Funds Prospectus dated October 31, 2016,as supplemented from time to time (the Prospectus), and to the Statement of Additional Information dated October 31, 2016 as supplemented from time to time (the SAI)
Disclosure Related to the PIMCO Total Return Active ExchangeTraded
Fund (the Fund)

IMPORTANT NOTICE REGARDING
INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES


PIMCO Active Bond ExchangeTraded Fund

Investment Objective

The Fund seeks current income and longterm capital appreciation, consistent with prudent investment management.

Principal Investment Strategies
The Fund invests under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and nonU.S. public or privatesector entities. The Fund will seek to maintain a fairly consistent level of dividend income, subject to market conditions, by investing in a broad array of fixed income sectors and utilizing income efficient implementation strategies. However, there can be no assurance that a change in market conditions or other factors will not result in a significant change in the Funds distribution rate or that the rate will be sustainable in the future. Longterm capital appreciation sought by the Fund generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

The Fund generally seeks to manage capital gain distributions by, among other things, limiting portfolio turnover and attempting to use losses from sales of securities that have declined in price to offset gains that would otherwise be taxable. However, such strategy may be unsuccessful or only partially successful and the Fund may realize taxable gains. For example, the Fund may realize taxable gains in order to satisfy cash redemption requests or when Pacific Investment Management Company LLC (PIMCO) believes the benefits of a transaction resulting in the realization of taxable gains outweigh tax considerations.

In pursuing the Funds investment objective, PIMCO may emphasize investment strategies that are more strategic, or longterm in nature, with less emphasis on shortterm, tactical trading strategies.
In addition, PIMCO will utilize a bottom up approach to seek to identify asset classes and securities that are undervalued, and the Funds investment program may involve a longer investment horizon designed to minimize trading volume and distinct investment strategies as compared with other PIMCOadvised funds with names, investment objectives and policies similar to the Fund. As a result, investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as or similar to those made by such other PIMCOadvised funds.

The average portfolio duration of this Fund normally varies from zero to eight years based on PIMCOs market forecasts. Duration is a measure used to determine the sensitivity of a securitys price to changes in interest rates. The longer a securitys duration, the more sensitive it will be to changes in interest rates.

The Fund invests primarily in investmentgrade debt securities, but may invest up to 30% of its total assets in high yield securities
(junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings Services
 (SandP) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality. The Fund may invest up to 15% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollardenominated securities of foreign issuers. The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries. The Fund will normally limit its foreign currency exposure (from nonU.S. dollardenominated securities or currencies) to 10% of its total assets.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage or assetbacked securities, subject to applicable law and any other restrictions described in the Funds prospectus or Statement of Additional Information. The Fund may purchase or sell securities on a whenissued, delayed delivery or forward commitment basis and may engage in short sales. The Fund may invest up to 10% of its total assets in preferred stock, convertible securities and other equity related securities.

The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).


Characteristics and Risks of Securities and Investment Techniques


Although certain Funds may seek to maintain fairly stable distributions, such Funds distribution rates may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a significant change in a Funds distribution rate or that the rate will be sustainable in the future.

For instance, during periods of low or declining interest rates, a Funds distributable income and dividend levels may decline for many reasons. For example, the Fund may have to deploy uninvested assets (whether from purchases of Fund shares, proceeds from matured, traded or called debt obligations or other sources) in new, lower yielding instruments. Additionally, payments from certain instruments that may be held by a Fund (such as variable and floating rate securities) may be negatively impacted by declining interest rates, which may also lead to a decline in the Funds distributable income and dividend levels.


Each of the PIMCO Active Bond ExchangeTraded Fund, PIMCO Foreign
Bond Active ExchangeTraded Fund
(U.S. DollarHedged), PIMCO Global Advantage R InflationLinked Bond Active ExchangeTraded Fund, PIMCO Government Limited Maturity Active ExchangeTraded Fund and PIMCO Low Duration Investment Grade Corporate Bond Active ExchangeTraded Fund has adopted a nonfundamental investment policy, and each of the PIMCO Intermediate Municipal Bond Active ExchangeTraded and PIMCO Short Term Municipal Bond Active ExchangeTraded Funds has adopted a fundamental investment policy, to invest at least 80% of its assets in investments suggested by its name.


(2) The PIMCO Active Bond ExchangeTraded Fund will invest, under normal circumstances, at least 80% of its assets in FixedIncome Instrument investments.